                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                  BIOGEN,INC.
                                  -----------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   090597105
                                   ---------
                                 (CUSIP Number)

                                DANIEL SCHLATTER
                 THEATERSTRASSE 12, 8024 ZURICH, CH/SWITZERLAND
                                 41-1-267-67-67
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                            Daniel L. Goelzer, Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                             Washington, D.C. 20006

                               FEBRUARY 14, 1994
                               -----------------
                         (Date of Event which Requires
                           Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

        Check the following box if a fee is being paid with the statement / x /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





                               Page 1 of 12 Pages

CUSIP No. 090597105
- -------------------

- ---------------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                          BB Biotech AG
- ---------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) /   /
     of a Group  (See Instructions)                         (b) / x /

- ---------------------------------------------------------------------
(3)  SEC Use Only

- ---------------------------------------------------------------------
(4)  Source of Funds  (See Instructions)

                                  WC
- ---------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings               /   /
     is Required Pursuant to Item 2(d) or 2(e)

- ---------------------------------------------------------------------
(6)  Citizenship or Place of Organization

                          Switzerland
- ---------------------------------------------------------------------
Number of Shares                  (7)  Sole Voting Power
Beneficially Owned                     0
by Each Reporting                 -----------------------------------
Person With                       (8)  Shared Voting Power
                                       2,150,000
                                  -----------------------------------
                                  (9)  Sole Dispositive Power
                                       0
                                  -----------------------------------
                                  (10) Shared Dispositive Power
                                       2,150,000
                                  -----------------------------------

- ---------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                          2,150,000 shares
- ---------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)              /   /
     Excludes Certain Shares  (See Instructions)

- ---------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                          6.47%
- ---------------------------------------------------------------------
(14) Type of Reporting Person  (See Instructions)

                          HC, CO
- ---------------------------------------------------------------------




                               Page 2 of 12 Pages

CUSIP No. 090597105
- -------------------

- ---------------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                          Biotech Invest S.A.
- ---------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) /   /
     of a Group  (See Instructions)                         (b) / x /

- ---------------------------------------------------------------------
(3)  SEC Use Only

- ---------------------------------------------------------------------
(4)  Source of Funds  (See Instructions)

                                  WC
- ---------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings               /   /
     is Required Pursuant to Item 2(d) or 2(e)

- ---------------------------------------------------------------------
(6)  Citizenship or Place of Organization

                                  Panama
- ---------------------------------------------------------------------
Number of Shares                  (7)  Sole Voting Power
Beneficially Owned                     980,000
by Each Reporting                 -----------------------------------
Person With                       (8)  Shared Voting Power
                                       0
                                  -----------------------------------
                                  (9)  Sole Dispositive Power
                                       980,000
                                  -----------------------------------
                                  (10) Shared Dispositive Power
                                       0
                                  -----------------------------------

- ---------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                          980,000 shares
- ---------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)              /   /
     Excludes Certain Shares  (See Instructions)

- ---------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                  2.95%
- ---------------------------------------------------------------------
(14) Type of Reporting Person  (See Instructions)

                                  CO
- ---------------------------------------------------------------------




                               Page 3 of 12 Pages

CUSIP No. 090597105
- -------------------

- ---------------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                          Biotech Focus S.A.
- ---------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) /   /
     of a Group  (See Instructions)                         (b) / x /

- ---------------------------------------------------------------------
(3)  SEC Use Only

- ---------------------------------------------------------------------
(4)  Source of Funds  (See Instructions)

                                  WC
- ---------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings               /   /
     is Required Pursuant to Item 2(d) or 2(e)

- ---------------------------------------------------------------------
(6)  Citizenship or Place of Organization

                                  Panama
- ---------------------------------------------------------------------
Number of Shares                  (7)  Sole Voting Power
Beneficially Owned                     800,000
by Each Reporting                 -----------------------------------
Person With                       (8)  Shared Voting Power
                                       0
                                  -----------------------------------
                                  (9)  Sole Dispositive Power
                                       800,000
                                  -----------------------------------
                                  (10) Shared Dispositive Power
                                       0
                                  -----------------------------------

- ---------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                          800,000 shares
- ---------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)              /   /
     Excludes Certain Shares  (See Instructions)

- ---------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                             2.41%
- ---------------------------------------------------------------------
(14) Type of Reporting Person  (See Instructions)

                              CO
- ---------------------------------------------------------------------




                               Page 4 of 12 Pages

CUSIP No. 090597105
- -------------------

- ---------------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                          Biotech Target S.A.
- ---------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) /   /
     of a Group  (See Instructions)                         (b) / x /

- ---------------------------------------------------------------------
(3)  SEC Use Only

- ---------------------------------------------------------------------
(4)  Source of Funds  (See Instructions)

                                  WC
- ---------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings               /   /
     is Required Pursuant to Item 2(d) or 2(e)

- ---------------------------------------------------------------------
(6)  Citizenship or Place of Organization

                               Panama
- ---------------------------------------------------------------------
Number of Shares                  (7)  Sole Voting Power
Beneficially Owned                     370,000
by Each Reporting                 -----------------------------------
Person With                       (8)  Shared Voting Power
                                       0
                                  -----------------------------------
                                  (9)  Sole Dispositive Power
                                       370,000
                                  -----------------------------------
                                  (10) Shared Dispositive Power
                                       0
                                  -----------------------------------

- ---------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                          370,000 shares
- ---------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)              /   /
     Excludes Certain Shares  (See Instructions)

- ---------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                  1.11%
- ---------------------------------------------------------------------
(14) Type of Reporting Person  (See Instructions)

                                  CO
- ---------------------------------------------------------------------




                               Page 5 of 12 Pages

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Biogen, Inc. ("Biogen"). Biogen's principal executive offices are located at 16 Cambridge Center, Cambridge, MA 02142.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed jointly by (i) BB Biotech AG, a Swiss corporation ("BB Biotech"), (ii) Biotech Invest S.A., a Panamanian corporation ("Biotech Invest"), (iii) Biotech Focus S.A., a Panamanian corporation ("Biotech Focus") and (iv) Biotech Target S.A., a Panamanian corporation ("Biotech Target"). Biotech Invest, Biotech Focus, and Biotech Target are wholly-owned subsidiaries of BB Biotech (collectively referred to herein as "Biotech Subsidiaries").

         BB Biotech AG ("BB Biotech") is a holding company incorporated in Switzerland. BB Biotech's business address is Vodergass 3, 8200 Schaffhausen, CH/Switzerland. BB Biotech invests in companies involved in the development, production, and distribution of pharmaceuticals and other products based on biotechnology. BB Biotech is publicly traded on the Zurich Stock Exchange.

         Biotech Invest is a wholly-owned subsidiary of BB Biotech incorporated in the Republic of Panama. Biotech Invest's business address is Swiss Bank Tower, Panama 1, Republic of Panama. The principal business of Biotech Invest is to invest in companies in the biotechnology sector.

         Biotech Focus is a wholly-owned subsidiary of BB Biotech incorporated in the Republic of Panama. Biotech Focus's business address is Swiss Bank
Tower, Panama 1, Republic of Panama.   The principal business of Biotech Invest
is to invest in companies in the biotechnology sector.

         Biotech Target is a wholly-owned subsidiary of BB Biotech incorporated in the Republic of Panama. Biotech Target's business address is Swiss Bank
Tower, Panama 1, Republic of Panama.   The principal business of Biotech Target
is to invest in companies in the biotechnology sector.

         The name, business address, present principal occupation, and citizenship of each executive officer and director of BB Biotech and the Biotech Subsidiaries are set forth on Appendix A hereto, which is incorporated herein by reference.

         Neither BB Biotech, Biotech Invest, Biotech Focus nor Biotech Target, nor to the best of their knowledge, any of their executive officers or directors has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or





                               Page 6 of 12 Pages
similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         From November 1993 to April 1994, the Biotech Subsidiaries have purchased 2,150,000 shares of Biogen Common Stock in the aggregate, for an aggregate consideration of approximately $93 million. Each of the Biotech Subsidiaries used working capital to purchase the shares of Biogen Common Stock, which, in turn, was supplied by BB Biotech. BB Biotech is publicly traded on the Zurich Stock Exchange, and its shareholders are both private and institutional investors.

ITEM 4.  PURPOSE OF TRANSACTION

         The Biogen Common Stock is being held for investment purposes only. The Biotech Subsidiaries may, from time to time, either increase or decrease their holdings of Biogen Common Stock. Any such decision will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of Biogen, other business and investment alternatives of the Biotech Subsidiaries, and general economic and market conditions.

         Neither BB Biotech nor the Biotech Subsidiaries have an immediate intention to influence or direct Biogen's affairs, modify its corporate structure or interfere with the business decisions of its management.

         Except as set forth above, neither BB Biotech or the Biotech Subsidiaries nor, to the best knowledge of such persons, any executive officer or director of either BB Biotech or the Biotech Subsidiaries, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Biogen or the disposition of securities of Biogen; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Biogen; (c) a sale or transfer or a material amount of assets of Biogen; (d) any change in the present board of directors or management of Biogen, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Biogen; (f) any other material change in Biogen's business or corporate structure; (g) changes in Biogen's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Biogen by any person; (h) causing a





                               Page 7 of 12 Pages
class of securities of Biogen to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of Biogen to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 ("Exchange Act"); or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) BB Biotech may be deemed to be the indirect beneficial owner of the 2,150,000 shares of Biogen Common Stock held directly in the aggregate by the Biotech Subsidiaries as of April 6, 1994, which represents 6.47% of the outstanding shares of Biogen Common Stock. No shares of Biogen Common Stock are directly owned by BB Biotech. As of April 6, 1994, Biotech Invest beneficially owned 980,000 shares of Biogen Common Stock, representing 2.95% of the outstanding shares of Biogen Common Stock. As of April 6, 1994, Biotech Focus beneficially owned 800,000 shares of Biogen Common Stock, representing 2.41% of the outstanding shares of Biogen Common Stock. As of April 6, 1994, Biotech Target beneficially owned 370,000 shares of Biogen Common Stock, representing 1.11% of the outstanding shares of Biogen Common Stock. To the best knowledge of BB Biotech and the Biotech Subsidiaries, no director or executive officer of BB Biotech or the Biotech Subsidiaries owns any shares of Biogen Common Stock.

         (b) The number of shares of Biogen Common Stock to which there is sole power to vote or to direct the vote, shares power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition is set forth in the cover pages and such information is incorporated herein by reference. BB Biotech, through its ownership of the Biotech Subsidiaries, may be deemed to beneficially own the shares of Biogen Common Stock within the meaning of Regulation 13D under the Exchange Act, and may be deemed to share with the Biotech Subsidiaries the power to vote or direct the vote of and the power to dispose of or direct the disposition of the aggregate 2,150,000 shares of Biogen Common Stock held by the Biotech Subsidiaries. BB Biotech hereby expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of the shares of Biogen Common Stock held by the Biotech Subsidiaries.

         (c) A summary of all transactions in Biogen Common Stock effected by the Biotech Subsidiaries 60 days before they and BB Biotech became subject to the Regulation 13D reporting requirements is attached hereto as Exhibit A.

         (d)     Not applicable.





                               Page 8 of 12 Pages

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Biotech Invest, Biotech Focus, and Biotech Target are wholly-owned subsidiaries of BB Biotech. There are no other contracts, arrangements, understandings, or relationships that exist with respect to the shares of Biogen Common Stock directly owned by the Biotech Subsidiaries or indirectly owned by BB Biotech. The incorporation documents and minutes of the board of directors of Biotech Invest, Biotech Focus, and Biotech Target, which are attached hereto as Exhibits B, C, and D, respectively, are hereby incorporated by reference in their entirety in response to this item 6. Except for the documents described herein, neither BB Biotech nor the Biotech Subsidiaries nor, to the best of their knowledge, any of the executive officers or directors of either BB Biotech or the Biotech Subsidiaries, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of Biogen, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.A:    Transaction Summary.

Exhibit 99.B: Certificate of Incorporation of Biotech Invest dated November 16, 1993, and opinion letter dated November 24, 1993 by Morgan & Morgan, Attorneys at Law, Panama (evidencing a power of attorney in favor Daniel Schlatter).

Exhibit 99.C: Certificate of Incorporation of Biotech Focus dated November 16, 1993, and opinion letter dated November 24, 1993 by Morgan & Morgan, Attorneys at Law, Panama (evidencing a power of attorney in favor Daniel Schlatter).

Exhibit 99.D: Minutes of the January 21, 1994, Board of Directors Meeting of Biotech Target (evidencing a power of attorney in favor Daniel Schlatter).

Exhibit 99.E: Translation of evidence of a power of attorney in favor Daniel Schlatter and Dr. Ernst Mueller-Moehl on behalf of BB Biotech.

Exhibit 99.F: Agreement by and among BB Biotech, Biotech Invest, Biotech Focus, and Biotech Target with respect to the filing of this statement.





                               Page 9 of 12 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   BB BIOTECH AG


Date:  June 2, 1994                                By: /S/ Daniel Schlatter
                                                      -----------------------------
                                                   Name: Daniel Schlatter
                                                   Title: Counsel

                                                   By: /S/ Ernst Mueller-Moehl
                                                      -----------------------------
                                                   Name: Dr. Ernst Mueller-Moehl

                                                   BIOTECH INVEST S.A.


Date:  June 2, 1994                                By: /S/ Daniel Schlatter
                                                      -----------------------------
                                                   Name: Daniel Schlatter
                                                   Title: Counsel

                                                   BIOTECH FOCUS S.A.


Date:  June 2, 1994                                By: /S/ Daniel Schlatter
                                                      -----------------------------
                                                   Name: Daniel Schlatter
                                                   Title: Counsel

                                                   BIOTECH TARGET S.A.


Date:  June 2 1994                                 By: /S/ Daniel Schlatter
                                                      -----------------------------
                                                   Name: Daniel Schlatter
                                                   Title: Counsel





                              Page 10 of 12 Pages

                              APPENDIX A TO ITEM 2

                                                                             PRESENT
NAME AND POSITION                 RESIDENCE OR                               PRINCIPAL
WITH COMPANY                      BUSINESS ADDRESS                           OCCUPATION
- ------------                      ----------------                           ----------
BB BIOTECH

Dr. Ernst Thomke                  Vodergass 3,                               President
(Swiss citizen)                   8200 Schaffhausen,                         and Director
                                  CH/Switzerland

Dr. Victor Bischoff               Vodergass 3,                               Vice-
(Swiss citizen)                   8200 Schaffhausen,                         President
                                  CH/Switzerland                             and Director

Dr. David Baltimore               Rockefeller University                     Professor
(U.S. citizen)                    1239 York Avenue                           and Director
                                  New York, NY 19921

Daniel Schlatter                  Theaterstrasse 12,                         Counsel
(Swiss citizen)                   8024 Zurich,                               with
                                  CH/Switzerland                             signatory
                                                                             authority

Dr. Ernst Mueller-Moehl           Vodergass 3,                               signatory
(Swiss citizen)                   8200 Schaffhausen,                         authority
                                  CH/Switzerland

BIOTECH INVEST

Daniel Schlatter                  Theaterstrasse 12,                         Counsel
(Swiss citizen)                   8024 Zurich,                               with
                                  CH/Switzerland                             signatory
                                                                             authority

Pablo Javier Espino               Swiss Bank Tower,                          President
(Panamanian citizen)              Panama 1,                                  and Director
                                  Republic of Panama

Adelina M. de Estribi             Swiss Bank Tower,                          Director
(Panamanian citizen)              Panama 1,
                                  Republic of Panama

Aida May Biggs                    Swiss Bank Tower,                          Director
(Panamanian citizen)              Panama 1,
                                  Republic of Panama





                              Page 11 of 12 Pages

BIOTECH FOCUS

Daniel Schlatter                  Theaterstrasse 12,                         Counsel
(Swiss citizen)                   8024 Zurich,                               with
                                  CH/Switzerland                             signatory
                                                                             authority

Luis Alberto Hincapie             Swiss Bank Tower,                          President
(Panamanian citizen)              Panama 1,                                  and Director
                                  Republic of Panama

Adelina M. de Estribi             Swiss Bank Tower,                          Director
(Panamanian citizen)              Panama 1,
                                  Republic of Panama

Aida May Biggs                    Swiss Bank Tower,                          Director
(Panamanian citizen)              Panama 1,
                                  Republic of Panama

BIOTECH TARGET

Daniel Schlatter                  Theaterstrasse 12,                         Counsel
(Swiss citizen)                   8024 Zurich,                               with
                                  CH/Switzerland                             signatory
                                                                             authority

Pablo Javier Espino               Swiss Bank Tower,                          President
(Panamanian citizen)              Panama 1,                                  and Director
                                  Republic of Panama

Adelina M. de Estribi             Swiss Bank Tower,                          Director
(Panamanian citizen)              Panama 1,
                                  Republic of Panama

Aida May Biggs                    Swiss Bank Tower,                          Director
(Panamanian citizen)              Panama 1,
                                  Republic of Panama





                              Page 12 of 12 Pages

                                EXHIBIT INDEX


Exhibit 99.A:    Transaction Summary.

Exhibit 99.B: Certificate of Incorporation of Biotech Invest dated November 16, 1993, and opinion letter dated November 24, 1993 by Morgan & Morgan, Attorneys at Law, Panama (evidencing a power of attorney in favor Daniel Schlatter).

Exhibit 99.C: Certificate of Incorporation of Biotech Focus dated November 16, 1993, and opinion letter dated November 24, 1993 by Morgan & Morgan, Attorneys at Law, Panama (evidencing a power of attorney in favor Daniel Schlatter).

Exhibit 99.D: Minutes of the January 21, 1994, Board of Directors Meeting of Biotech Target (evidencing a power of attorney in favor Daniel Schlatter).

Exhibit 99.E: Translation of evidence of a power of attorney in favor Daniel Schlatter and Dr. Ernst Mueller-Moehl on behalf of BB Biotech.

Exhibit 99.F: Agreement by and among BB Biotech, Biotech Invest, Biotech Focus, and Biotech Target with respect to the filing of this statement.